UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          IMPAC MORTGAGE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    45254P102
                                    ---------
                                 (CUSIP Number)

                                 August 7, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

-------------------                                           ------------------
CUSIP No. 45254P102                   13G                     Page 2 of 6 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [ ]

                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            6,085,482
BENEFICIALLY         ------ ----------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
OWNED BY                    1,157,048
EACH                 ------ ----------------------------------------------------
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON
WITH                        6,085,482
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            1,157,048
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,242,530
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 6 Pages

Item 1(a)           Name of Issuer:
                    --------------

                    Impac Mortgage Holdings, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    19500 Jamboree Road
                    Irvine, California 92612

Item 2(a)           Name of Person Filing:
                    ---------------------

                    This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, seven securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    -----------

                    Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $.01 per share (the "Shares")

Item 2(e)           CUSIP Number:
                    ------------

                    45254P102

Item 3              Not Applicable

Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    As of October 29, 2007, Cumberland Associates LLC may be deemed the beneficial owner of 7,242,530 Shares.

Item 4(b)           Percent of Class:
                    ----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 9.5% of the total number of Shares outstanding, based upon 76,083,865 Shares outstanding as of August 14, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    (i)    Sole power to vote or to direct the vote:

                           6,085,482

                    (ii)   Shared power to vote or to direct the vote:

                           1,157,048

                    (iii) Sole power to dispose or to direct the disposition of:

                           6,085,482

                    (iv) Shared power to dispose or to direct the disposition of:

                           1,157,048

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

                         By signing below the signatory certifies that, to the
                    best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2007



                                        CUMBERLAND ASSOCIATES LLC



                                        By:      /s/ Gary G. Tynes
                                            ------------------------------------
                                        Name:   Gary G. Tynes
                                        Title:  Member/Chief Financial Officer